JOEL I. FRANK jfrank@fklaw.com 212.833.1127
February 12, 2024

VIA EDGAR

Mr. Brian Soares
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Trilogy International Partners Inc. Schedule 13E-3 filed January 22, 2024 File No. 005-89884 Preliminary Proxy Statement filed January 22, 2024 File No. 000-55716

Dear Mr. Soares:

This letter responds to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 8, 2024, to Scott K. Morris, Senior Vice President, General Counsel and Secretary, of Trilogy International Partners Inc. (the “Company”) regarding the Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response.  Simultaneously with the filing of this letter, the Company is filing via EDGAR Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and the revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”).

Friedman Kaplan Seiler Adelman & Robbins LLP   7 Times Square, New York, NY 10036-6516

Mr. Brian Soares	- 2 -	February 12, 2024

Preliminary Proxy Statement and Schedule 13E-3 filed January 22, 2024

General

1.
It appears that filer SG Enterprises II, LLC is an entity formed and controlled by John Stanton and Theresa Gillespie for purposes of this transaction. Please revise to include Ms. Gillespie and Mr. Stanton as individual filers on the Schedule 13E-3. Provide all of the information required by the Schedule as to them individually (to the extent not already provided) in the proxy statement and address all of the following comments as to them individually. If you do not believe they should be included as individual filers, please explain why in your response letter.

Response: The Company acknowledges the Staff’s comment and has revised Schedule 13E-3 and the disclosure throughout the Revised Proxy Statement to include Ms. Gillespie and Mr. Stanton as individual filers. The Revised Proxy Statement now provides all of the information required by Schedule 13E-3 as to them individually.

The Company advises the Staff that SG Enterprises II, LLC (“SG”) was formed on August 26, 2015.  Thereafter, SG did not conduct any business operations and was used as a holding company to acquire the shares of the Company when Trilogy LLC, a Washington limited liability company, and Alignvest Acquisition Corporation (now the Company), completed a court approved plan of arrangement pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016) on February 7, 2017 (the “2017 Arrangement”).  Since completion of the 2017 Arrangement, SG has not engaged in any business operations other than owning common shares of the Company.

2.
Item 1014(a) of Regulation M-A requires filing persons to state whether they believe that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. We note disclosure throughout the proxy statement that the Special Committee and the Board believe that the transaction pursuant Arrangement Agreement is fair "to the Shareholders," which term is defined in the proxy statement as "holders of the Common Shares" and does not exclude the Purchaser or any of the Company's officers or directors. Please revise the filing throughout to articulate whether each filing person on the Schedule 13E-3 believes the Rule 13e-3 transaction is fair or unfair to unaffiliated securityholders (and to explain why).

Response:  The Company acknowledges the Staff’s comments and has revised the filing throughout to state that each filing person on the Schedule 13E-3 believes the Rule 13e-3 transaction is fair to unaffiliated securityholders and the reasons therefor.

3.
We note the disclosure throughout the proxy statement and notice of special meeting that the Arrangement Resolution must be approved by a majority of the votes cast "other than those Shareholders excluded pursuant to Section 8.1(2) of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions." Please revise the disclosure throughout to clarify what this threshold means so that readers do not have to refer to materials beyond the proxy statement and its annexes. In this regard, we note the disclosure on page 58 indicating that the shares owned by the Purchaser "will be excluded from the majority-of-the-minority vote required by MI 61-101."

Response:  The Company acknowledges the Staff’s comments and has revised the disclosure throughout the Revised Proxy Statement and notice of special meeting to clarify how a majority of the votes cast “other than those Shareholders excluded pursuant to Section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions” is determined.

Mr. Brian Soares	- 3 -	February 12, 2024

4.
Please prominently disclose the information required by Items 7, 8 and 9 of Schedule 13E- 3 in a "Special Factors" section in the front of the proxy statement and caption the disclosure as such. Refer to Rule 13e-3(e)(1)(ii).

Response:  The Company acknowledges the Staff’s comments and has revised the Proxy Statement to add a section in the front of the Revised Proxy Statement captioned “Special Factors” and disclosing the information required by Items 7, 8 and 9 of Schedule 13E-3.

5.
We note several references to "the closing of the Arrangement" and "the completion of the Arrangement," which appear to be used interchangeably. Please revise to explain the difference between these two terms or to use a single term throughout.

Response:  The Company acknowledges the Staff’s comments and has revised the Proxy Statement to only use the phrase “the completion of the Arrangement.”

Questions and Answers About the Special Meeting and the Arrangement, page 7

6.	Please revise the response to the second question on this page to disclose when the Special Meeting is scheduled to take place.

Response:  The Company acknowledges the Staff’s comments and has revised the response to the second question on page 27 of the Revised Proxy Statement to disclose that the Special Meeting (as defined in the Proxy Statement) is scheduled to take place on March 25, 2024.

How will I know when the Arrangement will be implemented? page 7

7.
Please expand this section to provide a more concrete time period or a range of time for consummation of the Arrangement. Similarly, in the next section, where you discuss what will occur if the Arrangement is not approved, provide a time frame for the alternative of dissolution pursuant to the 2022 plan.

Response:  The Company acknowledges the Staff’s comments and has revised this section to provide a more concrete time period or a range of time for consummation of the Arrangement.  The Company has also revised the disclosure in the next section to provide a time frame for the alternative of dissolution pursuant to the 2022 Plan of Liquidation.

When can I expect to receive consideration for my Common Shares? page 9

8.
Revise to state approximately more clearly when shareholders will receive the Consideration of $0.07 per Common Share without referencing defined terms included in ancillary documents such as the Arrangement Agreement. For example, it is unclear how much time may elapse between the vote on the Arrangement and the Final Order to be received from the Canadian Court in order to affect the Arrangement.

Response:  The Company acknowledges the Staff’s comments and has revised the disclosure in this section to state approximately more clearly when shareholders will receive the Consideration of $0.07 per Common Share including clarifying how much time may elapse between the vote on the Arrangement and the Final Order to be received from the Supreme Court of British Columbia.

Mr. Brian Soares	- 4 -	February 12, 2024

Background of the Arrangement, page 11

9.
Refer to the following statement on page 13: "After discussions between a Special Committee member and the Purchaser, the Purchaser presented a revised offer of US$0.07 per Share." Please revise the disclosure to further describe the content of those discussions, including whether the Special Committee made any counteroffers to Purchaser's initial offer from December 15, 2023.

Further, we note the disclosure on page 20 that the "consideration payable to Shareholders under the Arrangement Agreement was determined through negotiations between the Company, the Special Committee and the Purchaser." Please revise the disclosure in this section to describe those negotiations involving the Company, identify who from the Company participated in those negotiations, and describe their role in those negotiations.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on page 10 of the Revised Proxy Statement to further describe the content of the discussions between a Special Committee member and the Purchaser regarding the Purchaser’s offer price, including whether the Special Committee made any counteroffers to Purchaser’s initial offer from December 15, 2023.

The disclosure on page 17 of the Revised Proxy Statement has been revised to indicate that the consideration payable to Shareholders was determined through negotiations between the Special Committee and the Purchaser with assistance in respect to financial projections and analysis provided by the Company.

10.	Please revise the disclosure in the last paragraph of page 13 to clarify whether Mr. Stanton attended the Board meeting on December 19, 2023.

Response:  The Company acknowledges the Staff’s comments and has revised the disclosure in the first paragraph of page 11 of the Revised Proxy Statement to clarify that Mr. Stanton attended the Board meeting on December 19, 2023, but recused himself from voting on the Arrangement.

Reasons for the Arrangement, page 14

11.
Refer to the following statement in the last paragraph of this section on page 15 of the proxy statement: "The Board's reasons for recommending the Arrangement include certain assumptions relating to forward-looking information and such information and assumptions are subject to various risks." While the following sentence refers shareholders to the risk factor section later in the proxy statement, it is not clear where the assumptions underlying the Board's recommendation are located. Please revise to outline here, or to refer specifically to where they appear in the disclosure document.

Response: The Company acknowledges the Staff’s comments and notes that the assumptions related to forward-looking information appear on page 31 of the Revised Proxy Statement.

Mr. Brian Soares	- 5 -	February 12, 2024

Recommendation of the Board, page 16

12.
See our comments below. Revise to describe the factors and analysis of those factors considered by the Board in reaching its determination that the transaction is fair to unaffiliated Shareholders or revise to incorporate the analysis and conclusions of another filer on the Schedule 13E-3.

Response:  The Company acknowledges the Staff’s comments and has revised this section of the Proxy Statement to refer to the disclosure made under “Reasons for the Arrangement” set forth on page 11 of the Revised Proxy Statement.

Position of the Purchaser as to Fairness of the Arrangement, page 21

13.
We note the statement in the last bullet on page 22 that "the disposition of Common Shares pursuant to the Arrangement may be a taxable transaction to the Shareholders" (emphasis added). To the extent that this statement reflects a belief of the Purchaser, please expand the disclosure here to address the reasons for such belief. In this regard, we note the disclosure on pages 31 and 34 that the disposition of shares pursuant to the Arrangement "will be a taxable transaction."

Response:  The Company acknowledges the Staff’s comments. As is explained in “Material U.S. Federal Income Tax Consequences of the Arrangement” and “Material Canadian Federal Income Tax Consequences of the Arrangement”, the Arrangement will be a taxable transaction for shareholders who are U.S. and Canadian taxpayers; however, the Arrangement may not be a taxable transaction for shareholders who pay taxes in other countries. Accordingly, the Company has revised the language in the last bullet on page 20 of the Revised Proxy Statement to read “the fact that the disposition of Common Shares pursuant to the Arrangement will be a taxable transaction for most Shareholders.”.

14.
Refer to the bullets listed on pages 21 and 22 as the factors among which the Purchaser based its fairness determination, which include the Haywood fairness opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Purchaser adopted Haywood's analyses and conclusion as its own. Alternatively, revise the disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in Instruction 2 to Item 1014.

Response: The Company acknowledges the Staff’s comments and has revised the Proxy Statement to state that the Purchaser adopted Haywood’s analyses and conclusion as its own.

Mr. Brian Soares	- 6 -	February 12, 2024

15.
See our last comment above. We note the statement on page 21 that the Purchaser did not "undertake any independent evaluation of the fairness of the Arrangement to the Company’s unaffiliated Shareholders or engage a financial advisor for such purposes." However, after this statement, the Purchaser states that it believes the going private transaction is substantively and procedurally fair to unaffiliated Shareholders, based on the factors listed. If the Purchaser did not evaluate fairness, it must adopt the analysis of another filing person. If it did evaluate fairness based on the factors listed here, revise the preceding statement or clarify.

Response:  The Company acknowledges the Staff’s comments and has revised the Proxy Statement to state that the Purchaser adopted the Board’s analyses and conclusion as its own.

Cautionary Statement Concerning Forward-Looking Statements, page 29

16.
Disclosure states that "[c]ertain statements and information contained herein are not based on historical facts and constitute forward-looking information within the meaning of Canadian and United States Securities Laws." Please clarify that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009.

Response:  The Company acknowledges the Staff’s comments and has added language to clarify that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction.

Projected Financial Information, page 26

17.
We note the statement in the second paragraph of this section that the "financial projections and forecasts are based upon a variety of estimates and numerous assumptions made by the Company’s management." Please disclose these assumptions and quantify them where appropriate.

Response:  The Company acknowledges the Staff’s comments.  Given that the Company has no operating business and limited expenditures, upon reflection the Company has determined that it does not need estimates and assumptions regarding general business, economic, market and financial conditions. Accordingly, such language has been deleted from the Proxy Statement and the Company is relying on the table referred to in its response to Item 18 below.

18.	Please include the full projections instead of their summaries or advise.

Response:  The Company acknowledges the Staff’s comments and has included a table on page 24 of the Revised Proxy Statement that contains the full projections regarding its estimates of the costs of (i) maintaining its status as a public company and continuing to file periodic reports under both United States and Canadian securities laws and (ii) going private.

Mr. Brian Soares	- 7 -	February 12, 2024

The Parties to the Arrangement, page 41

19.	Please revise to state when filer SG Enterprises II was formed.

Response:  The Company acknowledges the Staff’s comments and has revised the disclosure to state that SG was formed on August 26, 2015.

The Arrangement Agreement, page 46

20.
Refer to the first paragraph in this section and the statement there that the description of the Arrangement Agreement "does not purport to be complete." While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the Arrangement Agreement. Please modify to avoid characterizing the disclosure here as incomplete. In this regard, we note similar language in the first paragraph on page 18.

Response:  The Company acknowledges the Staff’s comments and has revised the first paragraph in the section “The Arrangement Agreement” as well as in the first paragraph of “Summary of Financial Analysis” on page 15 of the Revised Proxy Statement to avoid characterizing the disclosure as incomplete.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience.  You may reach me at (212) 833-1127.

FRIEDMAN KAPLAN SEILER ADELMAN & ROBBINS LLP
/s/ Joel I. Frank
Joel I. Frank

cc:
Scott K. Morris, Trilogy International Partners Inc.
John W. Stanton, SG Enterprises II, LLC
Theresa E. Gillespie, SG Enterprises II, LLC
Trisha Robertson, Blake, Cassels & Graydon LLP
James Beeby, Bennett Jones LLP